UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30069 / May 22, 2012

In the Matter of   :
                                                                                    :
INVESCO TOTAL PROPERTY MARKET INCOME FUND   :
INVESCO ADVISERS, INC.   :
                                                                                    :
1555 Peachtree Street, N.E.   :
Atlanta, Georgia 30309   :
                                                                                    :
(812-13927)   :
                                                                                    :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Invesco Total Property Market Income Fund and Invesco Advisers, Inc. filed an application on July 22, 2011 and an amendment to the application on December 22, 2011, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as monthly in any one taxable year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred shares that such investment companies may issue.

On April 26, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30055). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Invesco Total Property Market Income Fund and

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Invesco Advisers, Inc. (File No. 812-13927) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary